UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Xun Energy, Inc.

(Name of Company)

Common Stock

(Title of Class of Securities)

98418U10

(CUSIP Number)

Jerry G. Mikolajczyk

12518 NE Airport Way

Suite 148, No. 156

Portland, OR 97230

(775) 200-0505

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 98418U10 Page 1 of 8 Pages
1. Names of Reporting Persons. Jerry G. Mikolajczyk
2. Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds P F
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 173,534,421 shares of Common Stock
8. Share Voting Power 15,000,000 shares of Common Stock
9. Sole Dispositive Power 173,534,421 shares of Common Stock
10. Share Dispositive Power 15,000,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 188,534,421 shares of Common Stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13. Percent of Class Represented by Amount in Row (11) 51.9%
14. Type of Reporting Person IN

CUSIP No. 98418U10 Page 3 of 8 Pages
1. Names of Reporting Persons. Womack Holdings Inc.
2. Check the Appropriate Box if a Member of a Group
(c) ☐ (d) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 15,000,000 shares of Common Stock
8. Share Voting Power -0-
9. Sole Dispositive Power 15,000,000 shares of Common Stock
10. Share Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000 shares of Common Stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13. Percent of Class Represented by Amount in Row (11) 4.1%
14. Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 98418U10

Page 4 of 8 Pages

This Statement on Schedule 13D (this “Statement”) is being filed jointly by Jerry G. Mikolajczyk and Womack Holdings, Inc.  (each a “Reporting Person” and collectively the “Reporting Persons”) with respect to shares of Common Stock, $0.0001 par value (the “Common Stock”) of Xun Energy, Inc. they beneficially own.  Mr. Mikolajczyk filed an initial Schedule 13D  to report his ownership as of May 31, 2011.

ITEM 1.  SECURITY AND COMPANY

The title of the class of equity securities to which this Statement relates is the Common Stock of Xun Energy, Inc., a Nevada corporation (the “Company”).  The address of the Company is 12518 NE Airport Way, Suite 148, No. 156, Portland, Oregon 97230.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by Jerry G. Mikolajczyk and Womack Holdings, Inc. (“Womack”).  Mr. Mikolajczyk is a Canadian citizen. He is a permanent resident of the United States.  His principal occupation is President and Chief Financial Officer of the Company.  Womack is a Wyoming corporation, wholly-owned by Mr. Mikolajczyk to hold certain of his investments.  The address of the Reporting Persons is 12518 NE Airport Way, Suite 148, No. 156, Portland, Oregon 97230.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining him or it of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons purchased and beneficially own 188,534,421 shares (the “Shares”) of Common Stock for which they paid an aggregate of $154,830.86.  The source of the funds for these Shares was the personal funds of Mr. Mikolajczyk and the working capital of Womack.

ITEM 4.  PURPOSE OF TRANSACTION

As reported in his initial Schedule 13D, in May 2011, Mr. Mikolajczyk became the owner of more than a majority of the outstanding shares of the Company’s Common Stock to obtain a controlling position in order to expand the Company’s planned oil and gas activities, to resolve outstanding questions regarding the Company’s indebtedness and outstanding capital stock, and to seek outside financing for oil and gas operations.  His principal share transactions were directed to resolving the indebtedness and capital stock questions.

 On June 28, 2011, pursuant to a Litigation Assignment Agreement, Mr. Mikolajczyk became the indirect beneficial owner of 2,315,521 shares in the name of Edgar Barragan and 2,244,521 shares in the

SCHEDULE 13D

CUSIP No. 98418U10

Page 5 of 8 Pages

name of Bill Schaefer upon the assignment to Mr. Mikolajczyk of a litigation against Barragan and Schaefer by the plaintiffs who claimed to be the beneficial owners of such shares seeking to recover such shares from Messrs. Barragan and Schaefer.  Mr. Mikolajczyk paid an aggregate of $5,090 in connection with the assignment.  On February 1, 2012, Mr. Mikolajczyk resolved the litigation against Mr. Schaefer by purchasing 2,244,421 shares of Common Stock  for $3,000, and became the direct beneficial owner of such shares.  On August 27, 2012, Mr. Mikolajczyk discontinued the litigation against Mr. Barragan and ceased to have any further beneficial interest in the 2,315,521 shares of Common Stock.

On July 15, 2011, Mr. Mikolajczyk acquired a 100% interest in Womack from an unrelated 3rd party for $13,500 which included $3,125 for 5,000,000 shares of Common Stock of the Company.

On July 16, 2011, Womack purchased 5,000,000 shares of Common Stock from an unrelated 3rd party seller for a purchase price of $3,125 in a private transaction.

On July 19, 2011, Womack purchased 5,000,000 shares of Common Stock from an unrelated 3rd party seller for a purchase price of $3,125 in a private transaction.

On December 14, 2011, Mr. Mikolajczyk sold 22,000,000 shares of Common Stock to a director of the Company for an aggregate sales price of $17,417 in a private transaction.

Pursuant to Board Member Agreements between the Company and Mr. Mikolajczyk, effective as of September 1, 2011, Mr. Mikolajczyk has been receiving an award of 5,000 shares of Common Stock a month while he serves as a director of the Company (see Exhibits 2 and 3 to this Schedule).  During the period from September 1, 2011 through November 30, 2012, he was awarded an aggregate of 75,000 shares of Common Stock, and also received an aggregate of 15,000 shares for the period from June through August 2011 in accordance with Board approval of the grants.  These monthly awards under the Board Member Agreements are to continue through August 2013.

Mr. Mikolajczyk continues to seek financing for the Company’s operations in an effort to direct and expand the oil and gas operations.

The Reporting Persons have no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs.  However, either or both of the Reporting Person reserve the right, either individually or together with other persons, to act in respect of his or its interest in the Company in accordance with his or its best judgment in light of the circumstances existing at that time, which may include purchasing or selling Shares or other actions with respect to the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

(a)

The Reporting Persons beneficially own 188,534,421 shares of Common Stock, consisting of 173,534,421 shares directly owned by Mr. Mikolajczyk and 15,000,000 shares indirectly owned by him through the direct ownership by Womack.  The Shares represent approximately 51.9% of the 363,553,415 shares of Common Stock outstanding as of January 19, 2013, as reported in the Company’s Form 10-Q for the fiscal quarter ended November 30, 2012, which was the last public filing by the Company reporting the number of outstanding shares of Common Stock prior to the obligation to file this Schedule.  The Reporting Persons disclaim beneficial ownership of shares of the Common Stock owned by Comtax and persons associated with Mr. Mikolajczyk.

(b)

The Reporting Persons have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares.

(c)

During the past 60 days the Reporting Persons had the following transactions in the Shares:

SCHEDULE 13D

CUSIP No. 98418U10

Page 6 of 8 Pages

Mr. Mikolajczyk received an award of 5,000 shares of Common Stock for the month of December 2012 for his services as a director of the Company, see the Board Member Agreements described in Item 4 to this Schedule.

(d)–(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No.

Description

1

Joint Filing Agreement between Jerry G. Mikolajczyk and Womack Holdings Inc., dated February 4, 2013

2

Board Member Agreement, dated as of September 1, 2011, between Xun Energy, Inc. and Jerry G. Mikolajczyk (incorporated by reference to Exhibit 10.2 to the Company’s Form    8-K for an event of September 1, 2011, filed on September 8, 2011)

3

Board Member Agreement, dated as of August 31, 2012, between Xun Energy, Inc. and Jerry G. Mikolajczyk (incorporated by reference to Exhibit 10.1 to the Company’s Form    8-K for an event of August 31, 2012, filed on September 4, 2012)

CUSIP No. 98418U10

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jerry G. Mikolajczyk

Date:  February 4, 2013

 _________________

Jerry G. Mikolajczyk

Womack Holdings, Inc.

By: /s/ Jerry G. Mikolajczyk

_______________________

      Jerry G. Mikolajczyk,

      President

Page 8 of 8 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including exhibits and amendments thereto) with respect to the ownership of the Common Stock of Xun Energy, Inc., a Nevada corporation.  This Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Agreement as of the 4th day of February, 2013.

/s/ Jerry G. Mikolajczyk

______________________

Jerry G. Mikolajczyk

Womack Holdings, Inc.

By: /s/ Jerry G. Mikolajczyk

_______________________

Jerry G. Mikolajczyk,

President